UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                    SEC FILE NUMBER

       000-54402

CUSIP NUMBER

         090655101

(Check One):	[ ] Form 10-K and Form 10-KSB [ X ] Form 10-Q and Form 10-QSB	[ ] Form 11-K [ ] Form N-SAR	[ ] Form 20-F

For Period Ended:    September 30, 2011

[   ]           Transition Report on Form 10-K
[   ]           Transition Report on Form 11-K
[   ]           Transition Report on Form 20-F
[   ]           Transition Report on Form 10-Q
[   ]           Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIORESTORATIVE THERAPIES, INC.
Full Name of Registrant

Former Name if Applicable

555 Heritage Drive
Address of Principal Executive Office (Street and Number)

Jupiter, FL 33458
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 within the prescribed time period due to the unavailability of certain persons needed  to compile the necessary financial information.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

   Mark Weinreb                         (561)                      904-6070
(Name)                            (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X  ] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X  ] Yes     [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

It is anticipated that the Company will report a substantial increase in net loss for the three and nine month periods ended September 30, 2011 as compared to the three and nine month periods ended September 30, 2010.  A reasonable estimate of the net loss figures cannot be made.

BIORESTORATIVE THERAPIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2011	By:	/s/ Mark Weinreb
Mark Weinreb
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)